

January 22, 2009

<u>**Via Facsimile ((480) 606-5528) and U.S. Mail**</u>
Gregory R. Hall, Esq.
DLA Piper LLP (US)
2415 E. Camelback Road, Suite 700
Phoenix, AZ  85016

> Re:    **Mesa Air Group, Inc.**
> **Schedule TO-I**
> **Filed January 13, 2009, amended January 16, 2009**
> **File No. 005-40348**

Dear Mr. Hall:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**<u>Schedule TO-I</u>**
<u>Item 5. Past Contacts, Transactions, Negotiations and Agreements</u>

1.    Please revise your disclosure responsive to Items 5, 6, and 9 to include this disclosure in the offer document as delivered to security holders.

2.    With respect to your disclosure in Items 5 and 6, please tell us why you need to qualify your disclosure "to [your] knowledge."  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifier.

<u>Item 11.  Additional Information</u>

3.    We note that you attempt to incorporate by reference into the Schedule TO and the Offer to Exchange all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act

filed while your offer is pending.  However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.  Please revise.

## Offer to Exchange

4.      We note that your offer is dated January 12, 2009 but that you did not file the Schedule TO until January 13, 2009.  We also note that the offer is scheduled to expire at 5:00 p.m. on the expiration date.  It appears that your offer is currently open for 18 business days.  Please extend your offer to ensure that it remains open for 20 business days subsequent to commencement, as required by Rules 13e-4(f)(1)(i) and 14e-1(b).  See Rule 13e-4(a)(3) for additional guidance on the definition of "business day."

5.      We note that the structure of the offer allows you the ability to determine the nature of the consideration to be paid to security holders depending on your satisfaction of the Indenture Conditions on the expiration date of the offer.  It is unclear if you intend to extend the offer in the event you are required to pay the Alternate Consideration.  Please provide us your detailed legal analysis of your compliance with the requirements of Rule 13e-4(e)(3).  Also, revise your disclosure to expressly state, if true, that you will pay the Stock Consideration unless you fail to meet the Indenture Conditions.

## Cautionary Note About Forward Looking Statements, page 6

6.      We note your statement in the last paragraph that the company "undertakes no obligation and disclaims any duty to publicly update or revise these forward-looking statements because of new information, future events or otherwise."  This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.  Please revise your disclosure.

## The Offer to Exchange, page 18

7.      We note that you may ultimately pay cash for tendered securities.  Thus, revise your document to disclose the information required by Item 1007 of Regulation M-A.

8.      Revise to include a toll-free number security holders may call through the entire period of the offer to determine the total amount of shares of common stock to be received as part of the Stock Consideration.  Please be certain to highlight this information.

## Withdrawal of Purchase Notice, page 21

9.      Disclose that notes not yet accepted for exchange after the expiration of forty business days from the commencement of the offer may be withdrawn.  Refer to Rule 13e-4(f)(2)(ii).

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,


                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers and Acquisitions